UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GigPeak, Inc.

(Name of Subject Company)

GigPeak, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37518Q 109

(CUSIP Number of Class of Securities)

Dr. Avi S. Katz

Chief Executive Officer

GigPeak, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Copies to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2017 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by GigPeak, Inc., a Delaware corporation (“GigPeak”). The Schedule 14D-9 relates to the cash tender offer by Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), to acquire all of the outstanding shares of GigPeak Common Stock and the associated Rights (collectively, the “Shares”) at a price of $3.08 per Share (the “Offer Price”), for an overall transaction value of approximately $250 million in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of Item 8:

Notice to Holders of GigPeak Warrants

On March 7, 2017, GigPeak sent notice to SVB Financial Group (“SVB Financial Group”) of the existence of a proposal to effect the acquisition of GigPeak, as required under the terms of certain GigPeak Warrants of which SVB Financial Group is the holder. The notice provided to SVB Financial Group is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.

On March 7, 2017, GigPeak sent notice to Bridge Bank, National Association (“Bridge Bank”) of the existence of a proposed merger, as required under the terms of certain GigPeak Warrants of which Bridge Bank is the holder. The notice provided to Bridge Bank is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(14)	Notice to SVB Financial Group, sent by GigPeak, Inc. on March 7, 2017.*

(a)(15)	Notice to Bridge Bank, sent by GigPeak, Inc. on March 7, 2017.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer and Chairman of the GigPeak Board (Principal Executive Officer)

Date: March 8, 2017